Exhibit 99.1

IceCure Signs Exclusive Distribution Agreement for ProSense® Cryoablation Systems in the Netherlands

Agreement expands ProSense® commercialization in the Netherlands as cryoablation advances to Phase III in the Netherlands-based independent THERMAC breast cancer cryoablation trial after achieving the highest complete ablation rate among evaluated thermal ablation technologies

CAESAREA, Israel, August 24, 2026 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure,” “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that it has entered into an exclusive distribution agreement (the “Agreement”) with Scovas Medical (“Scovas”) for the distribution of IceCure’s ProSense® cryoablation systems in the Netherlands for breast cancer and interventional oncology.

Under the Agreement, Scovas will serve as IceCure’s exclusive distributor for ProSense® in the Netherlands for an initial term with a view towards negotiating a further longer-term agreement, subject to the agreement of the parties. The Company believes that entering into the initial Agreement with Scovas supports market development, clinical education, and physician access in a country with strong interventional radiology expertise and a growing interest in minimally invasive procedures that support de-escalation of cancer care.

“This exclusive distribution agreement strengthens IceCure’s European commercialization strategy and supports broader ProSense® access in the Netherlands, a market where interventional oncology, image-guided procedures and low-risk breast cancer treatment de-escalation are highly relevant,” said Eyal Shamir, Chief Executive Officer of IceCure Medical. “For selected breast cancer patients, minimally invasive cryoablation may reduce the burden of surgery while supporting improved cosmetic outcomes, patient quality of life, and lower healthcare costs. Scovas brings Netherlands-based clinical support capabilities and deep procedural relationships, and we look forward to working together to expand ProSense® adoption.”

The Netherlands represents a strategically relevant European market for IceCure, particularly because the independent, multicenter randomized THERMAC clinical trial was conducted in the Netherlands and evaluated thermal ablation as a potential treatment de-escalation approach for select patients with early-stage breast cancer. The trial has advanced into Phase III with a focus on cryoablation, creating an additional clinical education and market-development opportunity for ProSense® in a country with a strong interest in minimally invasive, patient-centered oncology care. Previously published THERMAC data reported high patient satisfaction with thermal ablation and found that ProSense® cryoablation achieved the highest complete ablation rate among the evaluated thermal ablation techniques. Using this data, the investigators of the THERMAC trial selected cryoablation to continue to Phase III as cryoablation had the greatest potential for the local treatment of early-stage breast cancer, with a 94% success rate, 0% complication rate and 100% treatment tolerance without the need for general anesthesia.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and Asia.

About Scovas Medical

Scovas Medical is an independent medical device distributor and sales agent based in the Netherlands. The company provides distribution and clinical sales support to healthcare professionals across several medical specialties, including interventional radiology, vascular surgery, neurointerventional radiology, interventional cardiology and vascular access.

Investor Contact

Meir Peleg, CFO
investors@icecure-medical.com
+1-888-902-5716

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses: the anticipated benefits of the Agreement with Scovas Medical; a further longer-term agreement between the parties; the potential for the Agreement to support broader market access, market development, clinical education and physician access for ProSense® in the Netherlands; the Company’s European commercialization strategy; the potential adoption of ProSense® in the Netherlands and other markets; the potential clinical, patient-quality-of-life, cosmetic and healthcare-cost benefits of minimally invasive cryoablation for selected breast cancer patients; the potential of ProSense® to support outpatient-friendly, image-guided oncology procedures; the advancement, design, focus and potential implications of the THERMAC trial, including its Phase III focus on cryoablation; and the potential role of cryoablation in treatment de-escalation for selected patients with early-stage breast cancer.. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.